

January 3, 2013

Via E-mail
William Clark
President
Spindle, Inc.
18835 N. Thompson Peak Parkway, Suite 210
Scottsdale, AZ 85255

> **Re: Spindle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated December 18, 2012**
> **File No. 333-145088**

Dear Mr. Clark:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Note 1 - History and organization of the company, page F-6

1. We read your response to comment 1, and we are not persuaded by your accounting analysis or conclusion. In this regard, we note that prior to the Asset Purchase Agreement, Coyote Hills Golf, Inc. was a shell Company. Further, the management team of Coyote Hills Golf, Inc. resigned within close timing of the Asset Purchase Agreement in which Spindle Mobile, Inc. acquired 80% of the issued and outstanding common stock of Coyote Hills Golf, Inc. In this regard, we continue to believe a reverse recapitalization transaction occurred. Provide to us a comprehensive accounting analysis supported by the relevant GAAP literature explaining in detail why you believe a reverse recapitalization did not occur, or revise your financial statements to remove the Coyote Hills financial statements for all prior periods presented along with a revised audit opinion. Further, please properly label the period from the inception date of January 14, 2011 to December 31 for the current

year SMI financial statements. Lastly, revise your MD&A discussion and subsequent quarterly financial statements contained within your 2012 Forms 10-Q.

Please contact Robert Babula, Staff Accountant, at (202) 551- 3339 or me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief